Exhibit 99.4

Consolidated Financial Statements Venafi Holdings, Inc. and Subsidiaries as of and for the years ended December 31, 2023 and December 31, 2022 With Report of Independent Auditors

Venafi Holdings, Inc. and Subsidiaries

Consolidated Financial Statements

As of and for the Years Ended December 31, 2023 and December 31, 2022

Report of Independent Auditors

The Board of Directors
Venafi Holdings, Inc. and Subsidiaries

Opinion

We have audited the consolidated financial statements of Venafi Holdings, Inc. and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, member’s equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP

Salt Lake City, Utah

July 31, 2024

Venafi Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$103,653	$70,849
Restricted cash and cash equivalents	428	560
Short term investments	—	1,344
Accounts receivable, net	39,880	34,999
Contract acquisition costs, net	4,310	2,726
Contract assets	14,886	23,294
Prepaid expenses and other	5,562	5,769
Total current assets	168,719	139,541

Property and equipment, net	483	671
Intangible assets, net	276,561	356,310
Contract acquisition costs, noncurrent, net	7,188	8,480
Right-of-use assets	5,129	6,130
Goodwill	550,086	550,086
Other assets	1,470	3,016
Total assets	$1,009,636	$1,064,234

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$3,011	$1,999
Accrued compensation	15,807	14,515
Deferred revenue	53,180	40,006
Lease liabilities	1,767	1,496
Other current liabilities	1,254	938
Total current liabilities	75,019	58,954

Deferred revenue, net of current portion	11,054	5,426
Deferred tax liability, net	6,271	11,999
Lease liabilities, net of current portion	3,595	4,860
Note payable, net of issuance costs	248,973	248,537
Other liabilities	376	789
Total liabilities	345,288	330,565

Equity:
Class A common shares, $0.001 par value, 100,000 shares authorized, 6,841 and 6,868 shares issued and outstanding as of December 31, 2023 and 2022, respectively	—	—
Class B common shares, $0.001 par value, 11,000,000 shares authorized, 9,296,478 shares issued and outstanding as of December 31, 2023 and 2022, respectively	9	9
Additional paid-in capital	921,688	916,366
Accumulated other comprehensive loss	(608)	(598)
Accumulated deficit	(256,741)	(182,108)
Total equity	664,348	733,669
Total liabilities and equity	$1,009,636	$1,064,234

See accompanying notes to the consolidated financial statements

Venafi Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Loss
(in thousands)

	For the Years Ended December 31,
	2023	2022

Revenue:
Subscription	$143,231	$147,562
Professional services and other	10,740	11,401

Total revenue	153,971	158,963

Cost of revenue (exclusive of amortization of acquired developed technology intangible asset included in general and administrative below):
Subscription	13,937	12,113
Professional services and other	11,589	9,858

Total cost of revenue	25,526	21,971

Gross profit	128,445	136,992

Operating expenses:
Research and development	37,437	36,391
Sales and marketing	48,592	62,801
General and administrative	102,951	104,945
Restructuring	905	4,675

Total operating expenses	189,885	208,812

Loss from operations	(61,440)	(71,820)

Other expense:
Interest expense, net	(17,369)	(11,982)
Foreign currency loss	(161)	(526)
Other loss	(704)	(203)

Total other expense	(18,234)	(12,711)

Loss before income taxes	(79,674)	(84,531)

Income tax benefit	(5,041)	(22,204)

Net loss	$(74,633)	$(62,327)

Other comprehensive loss:
Foreign currency translation adjustment	(53)	(457)
Unrealized gain (loss) on securities	43	(14)

Total comprehensive loss	$(74,643)	$(62,798)

See accompanying notes to the consolidated financial statements

Venafi Holdings, Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity
(in thousands, except share data)

	Class A Shares			Class B Shares
	Shares	Amount		Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity
Balances at December 31, 2022	6,868	$—	*	9,296,478	$9	$916,366	$(598)	$(182,108)	$733,669

Repurchases of Class A Shares	(27)	—	*	—	—	(3,384)	—	—	(3,384)

Stock compensation issued by Parent	—	—		—	—	8,706	—	—	8,706

Net loss	—	—		—	—	—	—	(74,633)	(74,633)

Gain on available-for-sale securities	—	—		—	—	—	43	—	43

Foreign currency translation	—	—		—	—	—	(53)	—	(53)

Balances at December 31, 2023	6,841	$—	*	9,296,478	$9	$921,688	$(608)	$(256,741)	$664,348

*   Represents value less than $1,000

See accompanying notes to the consolidated financial statements

Venafi Holdings, Inc. and Subsidiaries
Consolidated Statements of Shareholders’ Equity (continued)
 (in thousands, except share data)

	Class A Shares			Class B Shares
	Shares	Amount		Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity
Balances at December 31, 2021	6,878	$—	*	9,296,478	$9	$911,025	$(127)	$(119,781)	$791,126

Repurchases of Class A Shares	(10)	—	*	—	—	(1,210)	—	—	(1,210)

Stock compensation issued by Parent	—	—		—	—	6,551	—	—	6,551

Net loss	—	—		—	—	—	—	(62,327)	(62,327)

Loss on available-for-sale securities	—	—		—	—	—	(14)	—	(14)

Foreign currency translation	—	—		—	—	—	(457)	—	(457)

Balances at December 31, 2022	6,868	$—	*	9,296,478	$9	$916,366	$(598)	$(182,108)	$733,669

*   Represents value less than $1,000

See accompanying notes to the consolidated financial statements

Venafi Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended
	December 31, 2023	December 31, 2022
Cash flows from operating activities:
Net loss	$(74,633)	$(62,327)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	80,246	80,515
Stock-based compensation	8,706	6,551
Amortization of debt issuance costs	1,136	1,463
Impairment of equity-method investment	868	—
Other non-cash items	4	22
Change in operating assets and liabilities:
Accounts receivable	(4,764)	(166)
Contract acquisition costs	(237)	(3,774)
Contract assets	8,891	(10,624)
Prepaid expenses and other	229	(910)
Right-of-use assets	1,012	(1,366)
Other assets	215	(171)
Accounts payable and accrued liabilities	1,002	(1,546)
Accrued compensation	1,178	3,631
Deferred revenue	18,793	350
Deferred tax liability, net	(5,727)	(22,507)
Lease liabilities	(1,005)	1,452
Other liabilities	(100)	205
Net cash provided by (used in) operating activities	35,814	(9,202)
Cash flows from investing activities:
Merger related receipts	—	560
Purchases of property and equipment	(204)	(468)
Purchases of intangible assets	(106)	(255)
Purchases of investments	—	(797)
Sales and maturities of investments	1,350	4,360
Equity method investment	—	(60)
Net cash provided by investing activities	1,040	3,340
Cash flows from financing activities:
Repurchases of Class A shares	(3,384)	(1,210)
Payment of debt issuance costs	(700)	—
Net cash used in financing activities	(4,084)	(1,210)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(98)	(356)

Net increase (decrease) in cash, cash equivalents, and restricted cash	32,672	(7,428)
Cash, cash equivalents, and restricted cash, beginning of period	71,409	78,837

Cash, cash equivalents, and restricted cash, end of period	$104,081	$71,409
Supplemental cash flow information:
Cash paid for interest	$19,769	$11,371

See accompanying notes to the consolidated financial statements

Venafi Holdings, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Overview and Basis of Presentation

Venafi Holdings, Inc. (“the Company,” “Holdings,” “we,” “us,” or “our”) is a cybersecurity company that invented and delivers Machine Identity Management solutions. In the same way people use usernames and passwords for identity and access to the network, machines (devices and applications) use machine identities (such as digital keys and certificates) for identity and access. Venafi developed a platform that manages machine identities, providing visibility, intelligence and automation across our customers’ networks. Venafi has offices in Salt Lake City, Utah; Palo Alto, California; Bulgaria and the United Kingdom.

Thoma Bravo Merger
On December 31, 2020, Venafi, Inc. and its subsidiaries were acquired by Thoma Bravo, LLC, a Delaware limited liability company (“Thoma Bravo”), pursuant to an Agreement and Plan of Merger (the “Merger”). As part of the Merger, several new legal entities that are controlled by Thoma Bravo were created, including Venafi Parent, LP (Parent), a Delaware limited partnership and Venafi Holdings, Inc. Following the completion of the Merger, Venafi, Inc. is a wholly owned subsidiary of Venafi Holdings, Inc. which is a wholly owned subsidiary of Parent.

Basis of Presentation and Principles of Consolidation
The Company prepares the consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the financial statements of Venafi Holdings, Inc. and its wholly owned subsidiaries, Venafi Inc., Venafi Ltd., Venafi U.K., Ltd., Venafi SAS, Venafi Pty Ltd, and Venafi EOOD. All intercompany transactions and balances have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and equity at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Note 2. Summary of Significant Accounting Policies

Business Combinations
We account for business combinations by recognizing the fair value of acquired assets and liabilities. The excess of the purchase price for acquisitions over the fair value of the net assets acquired, including other intangible assets, is recorded as goodwill. Determining the fair value of assets and liabilities assumed requires management to make significant estimates and assumptions, especially with respect to intangible assets. While we use our best estimates and assumptions as part of the purchase price allocation to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain. Acquisition-related transaction costs are expensed as incurred.

Revenue Recognition
The Company recognizes revenue under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies judgment in identifying and evaluating terms and conditions in contracts which may impact revenue recognition.

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or service to the customer. The Company’s software subscriptions that are deployed on premises to customers include both upfront revenue recognition when the Company transfers control of the term-based license to the customer, as well as revenue recognized ratably over the contract period for support and maintenance based on the stand-ready nature of these subscription elements. Revenue related to the Company’s cloud native products delivered under a software as a service (“SaaS”) arrangement is recognized ratably over the contract term.

Professional services revenue is recognized as services are performed based on an estimated percentage complete. Revenue from trainings is recognized on the date the trainings are delivered.

Certain of our licensing arrangements allow customers the ability to remix among our products. For these arrangements, we estimate the allocation of the revenue to product categories based upon the expected usage of our products. Remix rights are not an additional promised good or service in the contract.

The Company generates sales directly through its sales team as well as through its channel partners. Where channel partners are involved, the Company has determined that it is the principal in these arrangements. Sales to channel partners are generally made at a discount, and revenues are recorded at the discounted price once the revenue recognition criteria have been met.

Concentrations of Risk and Significant Customers
The Company maintains its cash and investment balances at financial institutions which at times may exceed federally insured limits established by the Federal Deposit Insurance Corporation (“FDIC”). As of December 31, 2023, approximately $102.9 million of the Company’s cash and investments exceeded insured limits.

The Company did not have any customers with an accounts receivable balance over 10% of total accounts receivable as of December 31, 2023, or December 31, 2022.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents. The Company determines the appropriate classification of our investments at the time of purchase and evaluates such designation at each balance sheet date.

Restricted cash and cash equivalents and other payables
A portion of the funds related to the 2020 Merger were sent to the Company during 2022 by the former transfer agent to be distributed to former shareholders of Venafi, Inc. Some of the cash was not yet distributed as of December 31, 2023 and was therefore held in our bank account. As of December 31, 2023 we classified $0.4 million as “Restricted cash and cash equivalents” in the consolidated balance sheet. Since we did not have rights to the cash, corresponding liabilities were recorded in the “Other current liabilities” line. All of the remaining “Restricted cash and cash equivalents” was distributed in Q1 2024.

Investments
We classify our investments as available-for-sale and record these investments at fair value. We invest in commercial paper, corporate bonds and U.S. Government bonds. Investments with an original maturity of greater than three months at the date of purchase and a maturity date of less than one year from the date of the balance sheet are classified in current assets as short term investments and those with maturities of more than one year from the date of the balance sheet are classified in noncurrent assets as long term investments in the consolidated balance sheets. We do not invest in any securities with contractual maturities greater than 24 months. Unrealized gains and losses that are considered temporary are reported as a component of other comprehensive income or loss.

On December 2, 2021, we purchased a 3% ownership interest in Device Authority, a privately held company providing automated Public Key Infrastructure (PKI) for Internet of Things (IoT), which is accounted for under the equity method based on our ability to exercise influence over the company's operating and financial policies. Our investments in this company are classified within the other assets caption on our consolidated balance sheets. The carrying value of our investments was $0.4 million and $1.3 million as of December 31, 2023 and December 31, 2022, respectively.

During December 2023, Device Authority initiated an investor funding round. Venafi chose not to participate in the round and our ownership was diluted to 1.4%. In addition, during the funding round, all previously issued warrants were cancelled. The valuation of Device Authority decreased significantly in the current funding round. As a result, we recorded an impairment of $0.9 million for the year ended December 31, 2023. The impairment is recorded within the “Other loss” caption on our Consolidated Statement of Operations.

Accounts Receivable
Accounts receivable are carried at original invoice amount less an estimate for doubtful accounts, when deemed necessary, based on a review of all outstanding amounts. Management estimates an allowance for doubtful accounts by identifying specific troubled accounts and by using historical experience applied to an aging of accounts. Receivables are charged off against the allowance for doubtful accounts when management determines the probability of collection is remote. We did not charge off any amounts as uncollectible during the years ended December 31, 2023 and 2022.

Management determined there were no uncollectible accounts to include in the allowance for doubtful accounts as of December 31, 2023 and there was an immaterial amount as of December 31, 2022.

Contract Assets
Contract assets represent amounts related to our contractual right to consideration for both completed and partially completed performance obligations that have not been invoiced. Unbilled receivables that will be collected during the succeeding 12-month period are recorded as current contract assets, and the remaining unbilled receivables are recorded as non-current contract assets and are included in the “Other assets” caption in the Company’s consolidated balance sheets.

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Useful Lives
Computers and equipment	3 years
Leasehold improvements	3-7 years
Software	3 years
Furniture and fixtures	5 years

Routine maintenance and repairs are expensed as incurred.

Goodwill
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations using the acquisition method of accounting, which requires that the assets and liabilities acquired be recorded at the date of acquisition at their respective fair values. We assess goodwill for impairment on an annual basis.

Intangible Assets
Intangible assets with finite lives arising from business combinations are initially recorded at fair value and amortized over their useful lives using the straight-line method. Amortization of purchased intangible assets acquired through business combinations are included in the “General and administrative” line on our consolidated statements of operations and comprehensive loss. The estimated useful life for each acquired intangible asset class is as follows:

Asset Type	Useful Lives
Customer relationships	2-8 years
Trade names	5-8 years
Developed technology	4 years

There were no indicators of impairment related to our intangible assets during either year presented in these consolidated financial statements.

Impairment of Long-Lived Assets
The Company reviews its property and equipment and other long-lived tangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may be impaired. If an indicator of impairment exists and it is determined that the undiscounted future net cash flows are not sufficient to recover the carrying amounts of the assets, impairment losses are recognized in the statements of operations for the difference between the carrying amounts and the fair values of the assets.

Contract Acquisition Costs
Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for new contracts and additional sales to existing customers are deferred and recorded in contract acquisition costs, current and noncurrent, in the Company’s consolidated balance sheets. Contract acquisition costs are amortized over the period of benefit, which the Company has determined to be generally five years. The Company determined the period of benefit by taking into consideration its customer contracts, its technology and other factors. Contract acquisition costs are amortized consistent with the pattern of revenue recognition for each performance obligation for contracts for which the commissions were earned. The Company includes amortization of contract acquisition costs in sales and marketing expense in the consolidated statements of operations. The Company periodically reviews the carrying amount of contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of contract acquisition costs. The Company did not recognize an impairment of contract acquisition costs during any of the periods presented in the financial statements.

Leases
The Company recognizes leases under Accounting Standards Codification Topic 842, Leases (“ASC 842”). Under ASC 842, leases with a term greater than one year are recognized on the balance sheet as right-of-use (“ROU”) assets and lease liabilities. Lease liabilities and their corresponding ROU assets are recorded based on the present value of lease payments over the expected lease term. Lease liabilities are calculated using the effective interest method. The implicit rate within our operating leases is generally not determinable and therefore we use the incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The determination of our incremental borrowing rate requires judgment. We determine our incremental borrowing rate for each lease using our estimated borrowing rate, adjusted for various factors including level of collateralization and duration to align with the terms of the lease. The operating lease ROU asset also includes any lease prepayments, offset by lease incentives. Certain of our leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain we will exercise that option. An option to terminate is considered unless it is reasonably certain we will not exercise the option.

The Company has elected not to recognize ROU assets and lease liabilities for leases with terms of one year or less. For contracts with lease and non-lease components, we have elected not to allocate the contract consideration and to account for the lease and non-lease components as a single lease component.

Software Development Costs
Development costs for software to be sold externally incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and, upon general release, are amortized using the greater of either the straight-line method over the expected life of the related products or based upon the pattern in which economic benefits related to such assets are realized. Amortization expense related to software to be sold externally is included in cost of revenue on the consolidated statements of operations. In most instances, the Company believes its current process for developing software is essentially completed and products became available for general use concurrent with the establishment of technological feasibility. For the years ended December 31, 2023 and December 31, 2022, the Company capitalized $0.1 million and $0.3 million, respectively, for software development costs for software to be sold externally.

The Company capitalizes costs incurred to develop or obtain internal-use software, including costs incurred in hosting arrangements that are service contracts. Implementation costs related to a hosting agreement that is a service contract are accounted for as intangible assets and amounts capitalized are amortized over the term of the hosting agreement, including optional renewal periods the Company anticipates exercising. Amortization expense related to internal-use software is included in operating expenses on the consolidated statements of operations. We expense costs incurred to renew or extend the term of internal use software as incurred. Refer to Note 6 for a detailed discussion of accounting policies related to capitalized software acquisition and implementation costs.

Research and Development Costs
The Company expenses research and development costs as incurred. Research and development costs consist of costs to develop the Company’s software products that do not qualify for capitalization.

Cost of Revenue
Cost of revenue consists of the direct cost of subscriptions software products and professional services and other. These costs of revenue include payroll and other benefits of staff working in the Company’s customer support and professional service departments and contracted third-party vendors of professional services. Other costs include associated travel expenses, computer equipment, allocated overhead, cloud hosting and other general costs necessary to support and maintain the Company’s end users and assist in the implementation of the Company’s products.

Stock Compensation Issued by Parent
During 2021, Venafi Parent, LP implemented a management incentive plan in which it issues Class B units in Parent to certain of the Company’s team members for the performance of services. The Company has applied the guidance of FASB Interpretation 44, which establishes an accounting model whereby equity awards granted by a parent company to employees of a subsidiary are recognized in the financial statements of the subsidiary. See Note 12 for additional details about this plan.

For awards subject to service conditions only, the fair value of the award on the grant date is expensed on a straight-line basis over the requisite service period of the award. For awards subject to both service and performance conditions, we record expense when the performance condition becomes probable. Expense is recognized using the accelerated attribution method (on a tranche-by-tranche basis) for awards with a graded vesting schedule that are subject to both service and performance conditions. Forfeitures are accounted for as they occur. Fair value of the awards is determined using an options pricing model calculated by third-party valuation specialists. The timing of recognition of stock compensation expense may be accelerated if the awards are modified to accelerate the amount of awards vested.

Advertising Costs
The Company expenses the cost of advertising as incurred. Advertising costs primarily consist of events such as trade shows and other lead generation activities. For the years ended December 31, 2023 and December 31, 2022, advertising expense totaled $3.0 million and $5.9 million, respectively.

Compensated absences
We recognize liabilities for compensated absences dependent on whether the obligation is attributable to employee services already rendered, relates to rights that vest or accumulate and payment is probable and estimable. On December 31, 2022, we announced an open paid time off (“PTO”) policy for team members based in the United States effective January 1, 2023. Under the new policy, PTO will no longer vest or accumulate and no payment related to future service will be made. However, when team members leave the Company, they will be paid for PTO earned and accrued as of December 31, 2022 at their current pay rate as of their departure date.

Income Taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax reporting bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred income tax assets when it is determined that it is more likely than not that some portion, or all, of the deferred income tax assets will not be realized.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions for any related appeals or litigation processes, based on the technical merits. The Company evaluates its uncertain tax positions, if any, on a continual basis through review of its policies and procedures, review of its regular tax filings, and discussions with outside experts.

The Company’s policy is to record tax-related interest and penalties as a component of income tax expense. The Company is subject to routine audits by taxing jurisdictions. Due to the history of U.S. tax losses since inception, the Company's federal and state returns are subject to examination for all years.

Recent Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosures. The guidance applies on a prospective basis, but retrospective application is permitted. Early adoption is permitted. The guidance is effective for annual periods beginning after December 15, 2025. The guidance will impact the presentation of and disclosures included in our tax footnote, but will not have any other impact on our consolidated financial statements or results of operations.

In December 2022, the FASB issued ASU 2020-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The ASU provides an update to the previously issued ASU 2020-04 to defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. In conjunction with the amendment to our term loan in January 2023, we have transitioned off of rates subject to reference rate reform without a material impact from such transition.

There are no other recent accounting pronouncements expected to have a material impact on our consolidated financial statements.

Note 3. Going Concern - Uses and Sources of Liquidity

The consolidated financial statements included herein have been prepared on a going concern basis, which contemplates continuity of operations and the realization of assets and the satisfaction of liabilities in the ordinary course of business.

Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements - (Subtopic 205-40), requires the Company to make certain disclosures if it concludes that there is substantial doubt about the entity’s ability to continue as a going concern within 12 months from the date of the issuance of the accompanying consolidated financial statements. As discussed in Note 9, the Company’s credit agreement with Truist Bank, matures on January 1, 2025. The Company believes that cash flow from operations will be sufficient to fund the Company’s obligations for at least 12 months from the issuance date of these financial statements, with the exception of the maturing credit agreement. The Company obtained a letter of support from Thoma Bravo Fund XIII, L.P. (“Thoma Bravo”) that states Thoma Bravo’s intent and ability to support the Company by providing funding to satisfy the outstanding balance of the credit agreement between Truist Bank and the Company at maturity, to the extent the Company and its subsidiaries are unable to obtain financing from another source to satisfy the outstanding balance.

Note 4. Revenue from Contracts with Customers

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that we expect to be entitled to receive in exchange for these products or services.

Subscription
Subscription includes revenues from our term-based software licenses, term-based maintenance and support, annual maintenance for perpetual licenses, SaaS and other term-based premium support offerings.

Our software licenses may be installed on customer premises. On-premises software licenses are generally granted for a specified term (subscription license) but are occasionally sold with perpetual rights to use the software (perpetual license, which are not recognized as subscription revenue). Subscription licenses are always sold with maintenance and support. Subscription licenses are distinct performance obligations, and we therefore recognize revenue attributable to licenses upfront at the time of delivery.

Maintenance and support services are sold with our software products as either subscription maintenance with subscription licenses or as software support on perpetual licenses. As maintenance and support services are a separate performance obligation, revenue attributable to maintenance and support services is recognized ratably over the contractual period.

Our software as a service (“SaaS”) products are offered on a term-based subscription model in which our products are cloud hosted rather than delivered on-premises to a customer’s network. All revenue related to our SaaS products is recognized ratably over the contract term.

We also offer access to various term-based premium support services. Revenue for these services is recognized ratably over the contract term.

Professional Services and Other
All our professional services are considered distinct performance obligations when sold on a stand-alone basis or with other products. For most of these contracts, revenue is recognized over time based upon the proportion of work performed to date.

Revenue related to sales of perpetual licenses is included in professional services and other revenue. Revenue related to perpetual licenses is recognized upon delivery of the license.

Contracts with multiple performance obligations
Most of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are considered distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling price (SSP) basis, with allocations first made to performance obligations for which we have established observable SSP, followed by a residual allocation based on management’s estimates for performance obligations that do not have observable SSP. We determine SSP based on our overall pricing objectives, taking into consideration market conditions and other factors, including selling method (i.e., partner or direct).

Disaggregation of Revenue
We view revenue streams as either recurring or non-recurring. We define recurring revenue as revenue recognized in the period that is subject to contracts expected to renew such that we generally expect the same amount of recurring contract value in future periods. The timing of when the revenue will recur for subscription license revenue recognized at a point-in-time in the table below will depend on the when the contract is renewed as those amounts are typically recognized at the inception of the contract. Typical contract terms range from 1-3 years. Revenue recognized ratably in the table below is generally expected to recur in each subsequent year. Revenue that is not recurring in nature is not generally expected to renew. The following table presents the Company’s revenue by category based on the recurring nature of the revenue. The descriptions in parenthesis indicate the pattern of revenue recognition applicable to each row (in thousands):

	Year Ended December 31,
	2023	2022
Recurring revenue
Subscription license (point-in-time)	$57,293	$77,121
Subscription maintenance (ratable)	61,255	53,506
Software support on perpetual licenses (ratable)	5,466	6,120
SaaS (ratable)	11,048	3,783
Other services (ratable)	8,169	7,032
Total recurring revenue	143,231	147,562
Non-recurring revenue
Perpetual license (point in time)	312	536
Professional services (as work performed)	10,428	10,865
Total non-recurring revenue	10,740	11,401
Total revenue	$153,971	$158,963

The Company’s revenues were sourced in the following geographic locations, based on shipping address (international represents all regions outside of the United States) (in thousands):

	Year Ended December 31,
	2023	2022

United States	$112,045	$121,885
International	41,926	37,078
Total Revenue	$153,971	$158,963

Deferred Revenue
The timing of revenue recognition may differ from the timing of invoicing to customers. The Company recognizes deferred revenue for payments received or amounts invoiced in advance of performance under the contract. Such amounts are recognized as revenue for products and services consistent with the above methodology. Deferred revenue expected to be realized during the succeeding 12-month period is recorded as current, and the remaining deferred revenue is recorded as non-current.

Changes in deferred revenue were as follows (in thousands):

	Carrying Amount
	Year Ended December 31,
	2023	2022
Beginning balance	$45,432	$45,101
Additions to deferred revenue	57,694	39,141
Recognition of deferred revenue	(38,892)	(38,810)
Ending balance	$64,234	$45,432

We receive payments from customers based upon contractual billing schedules. Accounts receivable is recorded when the right to consideration becomes unconditional and the amount has been invoiced. Contract assets represent amounts related to our contractual right to consideration for both completed and partially completed performance obligations that may not have been invoiced. Unbilled receivables that will be collected during the succeeding 12-month period are recorded as current contract assets, and the remaining unbilled receivables are recorded as non-current contract assets.

Transaction price allocated to the remaining performance obligations
Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized ("Contracted not recognized"), which includes deferred revenue and non-cancelable amounts that will be invoiced and recognized as revenue in future periods and excludes performance obligations that are subject to unexercised contract renewals. Contracted not recognized revenue was approximately $138.7 million as of December 31, 2023, of which we expect to recognize approximately 58% over the next 12 months, and the remainder thereafter.

Costs to obtain a contract
We capitalize commission expenses paid to internal sales personnel and partner referral fees that are incremental to obtaining customer contracts. These costs are recorded as contract acquisition costs in the consolidated balance sheets. Contract acquisition costs in excess of amounts that are commensurate with commissions to be paid on renewals are amortized on a straight-line basis over an estimated period of benefit of 5 years. We determined the estimated period of benefit by taking into consideration the contractual term, expected renewals of customer contracts, our technology, and other factors. Contract acquisition costs that are commensurate with commissions to be paid on renewals are amortized over the license term. We periodically review the carrying amount of contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit.

Costs to obtain a contract for professional services arrangements are expensed as incurred in accordance with the practical expedient as the contractual period of our professional services arrangements are one year or less.

The following table summarizes the activity of the contract acquisition costs (in thousands):

Rollforward of contract acquisition costs
	Year Ended December 31,
	2023	2022
Beginning balance	$11,206	$7,518
Additions to contract acquisition costs	5,147	8,400
Amortization of contract acquisition costs	(4,855)	(4,712)
Ending balance	$11,498	$11,206

Note 5. Fair Value Measurements and Marketable Securities

We measure certain financial assets and liabilities at fair value. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy, as follows:

Level 1:	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liability.

We consider an active market to be one in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis, and we consider an inactive market to be one in which there are infrequent or few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers.

Our short-term financial instruments include cash equivalents, accounts receivable, accounts payable and accrued liabilities and are carried on the consolidated financial statements as of December 31, 2023 and 2022 at amounts that approximate fair value due to their short-term maturity dates.

There have been no transfers between fair value measurement levels during the periods presented. The following table presents our financial assets measured and recorded at fair value on a recurring basis using the above input categories (in thousands):

	December 31, 2023		December 31, 2022
	Fair Value	Input Level	Fair Value	Input Level

Money market funds	$96,359	Level 1	$65,872	Level 1

Marketable securities:
Corporate debt	$—	Level 1	$1,344	Level 1

All marketable securities held as of December 31, 2022 matured during 2023 and the Company held no investment securities as of December 31, 2023.

The following table summarizes the amortized cost, unrealized gains and losses, and fair value of the Company’s available for sale marketable securities as of December 31, 2022 (in thousands):

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate debt	$1,358	$—	$(14)	$1,344

All of the Company’s available-for-sale securities had a maturity date of less than one year as of December 31, 2022.

There were no impairments related to these marketable securities during the years ended December 31, 2023 and December 31, 2022.

Note 6. Goodwill and Intangible Assets

Goodwill was $550.1 million as of December 31, 2023 and December 31, 2022. There were no goodwill impairment charges in 2023 or 2022.

The following table presents details of our intangible assets, which include acquired identifiable intangible assets and capitalized internal-use software costs (in thousands):

		As of December 31, 2023			As of December 31, 2022
	Weighted Average Amortization Period (in years)	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Intangible assets subject to amortization
Developed technology	4.0	$121,700	$(91,275)	$30,425	$121,700	$(60,850)	$60,850
Customer relationships	8.0	361,224	(135,535)	225,689	361,224	(90,398)	270,826
Trade names and trademarks	8.0	32,437	(12,237)	20,200	32,437	(8,157)	24,280
Other intangible assets	3.8	652	(405)	247	1,070	(716)	354
Total intangible assets	7.1	$516,013	$(239,452)	$276,561	$516,431	$(160,121)	$356,310

Amortization expense was $79.9 million and $80.1 million for the years ended December 31, 2023 and December 31, 2022, respectively.

We purchased an immaterial amount of internal use software licenses during the years ended December 31, 2023 and December 31, 2022. The weighted average life for internal use software related intangible assets is 3.8 years as of December 31, 2023. Most of the internal use software purchased include renewal or extension terms. The weighted average period before the next renewal or extension was 1.3 year as of December 31, 2023.

As of December 31, 2023, amortization of intangible assets with definite lives is estimated to be as follows (in thousands):

Amortization of intangibles:

2024	$79,798
2025	$49,253
2026	$49,183
2027	$49,162
2028 and thereafter	$49,165
Total	$276,561

Note 7. Leases

The Company leases corporate offices. As of December 31, 2023, our operating leases have remaining lease terms of one to four years. The Company includes lease extension options in the calculations of its right-of-use assets and liabilities related to the leases when the Company is reasonably certain to exercise those options. Short-term leases have a term of less than one year.

The rates implicit in the Company’s leases are not readily determinable. Therefore, in order to value the Company’s lease liabilities, the Company uses an incremental borrowing rate (IBR) which reflects the fixed rate at which the Company could borrow a similar amount in the same currency, for the same term, and with similar collateral as in the lease at the commencement date. As of December 31, 2023, the Company measures its lease liabilities at the net present value of the remaining lease payments discounted at the weighted average discount rates shown in the table below. The Company's IBR is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located.

The components of lease expense were as follows (in thousands):

	Year Ended December 31,
	2023	2022
Operating lease costs	$1,959	$1,925
Short-term lease costs	157	116
Variable lease costs	97	153
Total lease costs	$2,213	$2,194

Supplemental balance sheet information related to the operating leases was as follows:

	As of December 31, 2023	As of December 31, 2022

Weighted average remaining lease term (in years) - operating leases	3	3.9
Weighted average discount rate - operating leases	5.8%	5.5%

Supplemental cash flow information related to leases was as follows (in thousands):

	Year Ended December 31,
	2023	2022
Operating cash flow amounts included in the measurement of lease liabilities	$1,949	$1,952
Operating lease ROU assets obtained in exchange for new lease obligations	$532	$3,026

Maturities of operating lease liabilities as of December 31, 2023 were as follows (in thousands):

2024	$2,174
2025	2,008
2026	889
2027	680
Total lease payments	5,751
Less: Imputed interest	(389)
Total	$5,362

As of December 31, 2023, we did not have any additional operating lease commitments for office leases that have not yet commenced.

Note 8. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31, 2023	December 31, 2022

Computers and equipment	$1,919	1,909
Leasehold improvements	2,925	2,925
Software licenses	242	242
Furniture and fixtures	319	319

Total property and equipment	5,405	5,395

Accumulated depreciation and amortization	(4,922)	(4,724)

Property and equipment, net	$483	$671

Total property and equipment depreciation expense was $0.3 million and $0.4 million for the years ended December 31, 2023 and December 31, 2022, respectively.

Note 9. Debt

In conjunction with the merger with Thoma Bravo on December 31, 2020 (“the Merger”), the Company entered into a new credit agreement. The credit agreement consists of a term loan facility in the aggregate principal amount of $250.0 million, a revolving loan facility in an aggregate principal amount of $25.0 million, including a letter of credit sub-facility in the aggregate availability amount up to $10.0 million, and a swing-line sub-facility in the aggregate availability amount of $10.0 million. The term loan and any borrowings on the line of credit bear interest at a floating rate of SOFR + 2.75% as amended from LIBOR +2.75% on January 31, 2023.  In connection with the credit agreement, the Company incurred and paid debt issuance costs of $4.4 million, which are recorded as a reduction in the carrying amount of the note payable on the consolidated balance sheets and are being amortized as interest expense over the term of the term loan.

The term loan and revolving line had an original maturity date of December 31, 2023. On March 28, 2023, the maturity date for both was extended to January 1, 2025. The Company incurred an additional $0.7 million of debt issuance costs related this modification, which were added to the previously unamortized debt issuance costs that are recorded as a reduction in the carrying amount of the note payable on the consolidated balance sheets and are being amortized as interest expense over the term of the term loan.

Interest expense is shown net of interest income on the accompanying consolidated statements of operations. Interest expense includes interest payments on loans as well as amortization of debt discounts and prepaid fees. Total interest income for the year ended December 31, 2023 was $3.6 million offset by $21.0 million in interest expense. Total interest income for the year ended December 31, 2022 was $0.9 million offset by $12.9 million in interest expense.

Note 10. Income Taxes

The components of loss before income taxes are as follows (in thousands):

	Year ended December 31,
	2023	2022
U.S.	$(73,257)	$(79,402)
Foreign	(6,416)	(5,129)
Total pre-tax loss	$(79,673)	$(84,531)

The components of the provision for income tax (benefit) expense are as follows (in thousands):

	Year ended December 31,
	2023	2022
Current:
Federal	$—	$—
State	541	228
Foreign	145	73
Total current	686	301

Deferred:
Federal	(3,875)	(21,130)
State	(1,877)	(1,470)
Foreign	25	95
Total deferred	(5,727)	(22,505)

Total income tax benefit	$(5,041)	$(22,204)

As a result of our history of net operating losses, the provision for income taxes classified as current primarily relates to state income taxes and foreign taxes on profitable foreign entities.

Deferred income taxes reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts recognized for income tax reporting purposes. The tax effects of significant temporary differences that result in deferred tax assets and liabilities for federal and state income taxes are as follows (in thousands):

	As of December 31,
	2023	2022
Deferred tax assets:
Federal and foreign net operating loss carryforwards	$47,414	$55,368
State net operating loss carryforwards	7,725	8,908
Accrued liabilities	2,551	1,778
Deferred revenue	4,764	3,126
Tax credit carryforwards	10,092	9,410
Transaction costs	247	339
Loan interest	937	1,511
Capitalized R&D	11,223	5,660
Other	970	762
Total deferred tax assets	85,923	86,862

Valuation allowance	(22,893)	(9,533)
Deferred tax assets, net of valuation allowance	63,030	77,329

Deferred tax liabilities:
Deferred acquisition costs	(2,758)	(2,733)
Intangibles	(66,543)	(86,595)
Total deferred tax liabilities	(69,301)	(89,328)

Net deferred tax liabilities	$(6,271)	$(11,999)

As of December 31, 2023, the Company maintains a valuation allowance with respect to certain federal deferred tax assets, California and other states's deferred tax assets and foreign operating losses that we believe are not likely to be realized. The increase in the valuation allowance from the prior year is primarily related to changes in deferred tax assets and liabilities related to capitalized and amortizable R&D expenditures, R&D credits. tax loss of our UK foreign subsidiary, and amortization of intangibles.

As required by the 2017 Tax Cuts and Jobs Act, effective January 1, 2022, we began capitalizing research and development ("R&D") expenses incurred and will amortize them over five years for domestic research and fifteen years for international research.  The capitalization resulted in higher cash taxes and deferred tax benefit.

As of December 31, 2023, and 2022, the company had federal net operating loss (NOL) carryforwards of $207.7 million and $254.2 million respectively, and Utah NOL carryforwards of $67.5 million and $67.6 million, respectively. These NOL carryforwards begin to expire in the year ending 2024 for federal and 2024 for state purposes. Federal net operating losses generated in years after 2017 are carried forward indefinitely if not utilized.  The Company also has $103.9 million of NOL carryforwards in other states with varying carryover periods. NOLs may be subject to federal restrictions under Section 382 of the Internal Revenue Code, as amended, and similar state provisions.

The Company had federal tax credit carryforwards of $9.0 million at December 31, 2023 which consist of federal R&D credits and foreign tax credits that expire at various dates through 2043. The Company also has Utah and California research and investment credit carryforwards totaling $5.3 million. If not utilized, the Utah credits begin to expire in 2026. The California R&D credits can be carried over indefinitely.

The changes to the Company’s gross unrecognized tax benefits were as follow (in thousands):

	As of December 31,
	2023	2022
Beginning balance	$3,406	$3,212
Changes related to prior tax positions	—	309
Changes related to current tax positions	235	(96)
Lapse of applicable statute of limitations	$(12)	(19)
Ending balance	$3,629	$3,406

As of the December 31, 2023 the Company recorded $3.3 million of net cumulative unrecognized tax benefits, which if recognized, would affect the Company's effective tax rate.

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income taxes. For the years ended December 31, 2023 and 2022, we had no material interest or penalties.

The Company files income tax returns in the U.S. federal, Utah and many other state jurisdictions, in the United Kingdom, France, Australia and Bulgaria.  Due to the history of U.S. and U.K. tax losses since inception, the Company's federal and state and UK returns are subject to examination for all years as the carryforward attributes generated in past years may still be adjusted upon examination if they have been or will be used.

As of December 31, 2023, the Company had no open audits related to prior periods.

Note 11. Equity

The capital structure of Venafi Holdings, Inc. consists of two classes of common stock, Class A and Class B.

Upon any liquidation, dissolution, merger or winding up of the Company, the Class A common stock will, in priority and preference to all other classes of Venafi Holdings, Inc. stock, entitle the holders thereof to a liquidation value equal to $100,000 per Class A common share plus any accrued and unpaid yield at a rate of 11% per annum, compounded quarterly.

The return on the Class A common shares is capped at the 11% per annum yield and is not guaranteed, nor will it be payable until a liquidity event occurs or a dividend is declared or is otherwise approved by the corporation’s board of directors. Any dividends accruing on the Class A common stock, may be paid, in lieu of cash, by the issuance of additional shares of Class A common stock (including fractional shares) having an aggregate liquidation value at the time of such payment equal to the amount of the dividends to be paid. No dividends for Class A common stock were declared or paid in cash or issuance of additional shares during 2023, 2022 or any prior or subsequent period since incorporation of the corporation.

The holders of Class B common stock will be entitled to the residual value of the Company after repayment of indebtedness and the liquidation value of the Class A common stock.

All holders of Class A and Class B common stock shall be entitled to one vote per share of Class A or Class B common stock on all matters to be voted on by the Corporation's stockholders. As a result of the Merger, the Company is controlled by Thoma Bravo.

None of the shares of common stock are redeemable at the option of the holder. Notwithstanding the foregoing, the Company may redeem or repurchase shares of common stock from present or former team members, directors or other service providers of the Company, usually when their services to the Company terminate, in accordance with the provisions of the equity repurchase agreements entered into with such service providers as approved by the Board. Parent Class A and Class B units related to co-investment or compensatory units are not repurchased directly. Instead, the repurchase agreements outline that Parent units are first sold to Venafi Holdings, Inc. in exchange for Venafi Holdings, Inc. issuing Class A shares to Parent at the Class A stock liquidation value (including any accrued and unpaid yield thereon). Cash for the exchanged Class A shares in Venafi Holdings, Inc. is then distributed to former service provider  and the shares are cancelled.

During 2023 and 2022 the Company determined to exercise the option to repurchase equity from former team members who left the Company. Stock was repurchased at the current fair market value and in accordance with repurchase agreements. During the year ended December 31, 2023, the Company repurchased 27 Class A shares for $3.4 million. During the year ended and December 31, 2022, the Company repurchased 10 Class A shares for $1.2 million.

Note 12. Stock Compensation Issued by Parent

Stock-based compensation expense for stock-based awards issued by Parent was classified in the accompanying consolidated statements of operations as follows (in thousands):

	Year Ended December 31,
	2023	2022

Stock-based compensation expense:

Cost of revenue - subscription	$383	$292
Cost of revenue - professional services and other	199	47
General and administrative	4,461	3,319
Sales and marketing	2,543	1,929
Research and development	1,120	964
Total stock-based compensation expense	$8,706	$6,551

Share-based compensation is typically allocated to cost of revenue and operating expenses based the services being provided by the respective award-holders.

As of December 31, 2023, unrecognized compensation costs related to non-vested restricted stock awards issued by Parent was $11.2 million. The unrecognized compensation expense will be recognized over a weighted-average period of 2.1 years.

In March 2021, the Board approved the Venafi Parent, LP Incentive Equity Plan (the “2021 Plan”) to incentivize team members and in June 2021, the Board approved a co-investment plan for Venafi team members to purchase certain units of Venafi Parent, LP (the “Co-Invest Plan”) to align the employees and management with the owners of the business. The Co-Invest Plan offered team members and other service providers the one-time opportunity to co-invest in Venafi Parent, LP by purchasing Units directly from the Company for cash. Under the Co-Invest Plan, the purchase price for one Class A unit and 478 Class B units in Parent was $1,000, which is the same price and investment allocation between the two unit classes as the investment made by existing investors at the time of the Merger. The minimum cash investment was $2,500.

The 2021 Plan provides for the grant of incentive stock options, profits interest, equity appreciation rights and other forms of awards to team members and other service providers granted or denominated in Venafi Parent, LP’s Units. Under the 2021 Plan, 60,000,000 Venafi Parent, LP Class B Units (“Incentive Units”) were reserved for issuance (“Incentive Carry Pool”) and do not have a contractual life. Incentive Carry Pool grants are subject to a length of service and, in some cases, a performance vesting condition based on the achievement of a financial performance metric as established by the Company’s Board at the beginning of each year, over a performance period of four years. The awards with a performance vesting condition are not considered granted until the Board approves each annual financial performance metric. As discussed in Note 2, equity awards granted by a parent company to employees of a subsidiary are recognized in the financial statements of the subsidiary.

Additionally, Venafi Parent, LP has granted 5,750,000 Incentive Units to certain members of the Board that are only subject to service-based vesting conditions over four years (“Board Carry Pool”). These Incentive Units are not included in the Incentive Carry Pool previously discussed and there is no contractual life. Although these grants were made to Venafi Parent, LP Board members, those members primarily oversee the operations of Venafi Holdings, Inc. and its subsidiaries. As a result, we have allocated the related stock-compensation expense to Venafi Holdings, Inc. and its subsidiaries.

On March 25, 2021, the Board set and approved performance measures for the year ending December 31, 2021, related to certain executive performance grants (“Performance Incentive Grants”) under the 2021 Plan initially made to thirteen members of the executive leadership team. The plan includes grants for four years. Under the terms of these Performance Incentive Grants, if the first year performance measures were met, 100% of the associated Performance Incentive Grants would vest at the end of that year. Otherwise, the Performance Incentive Grants would roll forward for one additional year and become subject to meeting the performance measures set forth and approved by the Board for the following year.

The 2021 performance measure was not met. However, on January 19, 2022, the Board determined to use its discretion under the 2021 Plan to approve the immediate vesting of 75% of the 2021 Performance Incentive Grants. As a result of the modification, the Company recognized $1.2 million of incremental compensation cost during the year ended December 31, 2022.

The 2022 vesting performance measure was not met. As a result, the Performance Incentive Grants rolled forward to 2023. The 2023 performance measure was met and all 2022 and 2023 Performance Incentive Grants vested on December 31, 2023. In addition, the Board approved a modification of the plan resulting in the vesting of the 25% of the 2021 Performance Incentive Grants that had not vested in 2022 resulting in a combined additional $1.8 million of incremental compensation cost during the year ended December 31, 2023.

Both pools of Incentive Units issued by Parent are most akin to profits interest awards. The following tables summarize the Incentive Unit activity for both the Incentive Carry Pool and Board Carry Pool, (in thousands, except for unit and per unit amounts):

Incentive Carry Pool
	Class B Incentive Units Issued by Parent	Weighted Average Grant Date Fair Value Per Unit	Aggregate Fair Value
Unvested balance as of December 31, 2022	23,044,375	$0.54	$12,421
Granted	8,786,625	0.55	4,843
Vested	(17,691,808)	0.53	(9,358)
Forfeited or cancelled	(1,808,567)	0.54	(969)
Unvested balance as of December 31, 2023	12,330,625	0.56	$6,937
Total vested as of December 31, 2023	23,039,363	0.52	$11,904

Board Carry Pool

	Class B Incentive Units Issued by Parent	Weighted Average Grant Date Fair Value Per Unit	Aggregate Fair Value
Unvested balance as of December 31, 2022	948,438	$0.50	$474
Granted	3,925,000	0.56	2,198
Vested	(456,250)	0.50	(228)
Forfeited or cancelled	—	—	—
Unvested Balance as of December 31, 2023	4,417,188	0.55	$2,444
Total vested as of December 31, 2023	1,332,812	0.50	$666

Assumptions for Unit-based Awards
The fair value for each unit-based award was estimated at the date of grant using the Black-Scholes option-pricing model, with the following assumptions:

	For the Year Ended December 31,
	2023	2022
Expected dividend yield	—%	—%
Expected volatility	62.6%	67.5%
Risk-free interest rate	4.1%	1.1%
Expected life	4 years	4 years

Expected Dividend Yield: The Company has not paid any dividends.

Expected Volatility: Because there is currently no active external or internal market for the Company’s equity, the Company used the historical average volatility of a group of publicly traded companies in the same business sector as the Company.

Risk-Free Interest Rate: The Company based the risk-free interest rate used on the implied yield currently available on U.S. Treasury zero-coupon issues with terms equivalent to the expected term of the options.

Expected Life: The expected life was determined using the simplified method because we do not have information to make a more refined estimate, which is calculated as the midpoint of expected holding periods.

Note 13. Defined Contribution Plan

Under the discretionary employer matching 401(k) contribution plan, Venafi matches 50% on participant deferrals up to 5% of eligible compensation, capped at $3,000 annually. The Plan is subject to a 30 day service requirement for participants. Matching contributions to the 401(k) plan can be made at the Company’s discretion and vest over a three-year period. During both years ended December 31, 2023 and December 31, 2022, we made matching contributions of $1.2 million.

Note 14. Commitments and Contingencies

Purchase Obligations
As of December 31, 2023, future minimum purchase obligations under multi-year, non-cancellable firm purchase commitments, primarily for purchases of software and services, such as data center operations and sales and marketing activities, by year were as follows (in thousands, exclusive of obligations under our term loan, leases, and amounts already included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheet):

2024	$1,994
2025	1,112
2026 and thereafter	8
Total	$3,114

Letters of Credit
In December 2015, the Company entered into a lease agreement for office space in Palo Alto, California. As part of the lease agreement, the Company obtained a $0.7 million letter of credit from a financial institution. This letter of credit was cancelled in January, 2023 as it was no longer a requirement under the lease.

Legal Matters
From time to time in the normal course of business, the Company may be subject to various legal matters such as threatened or pending claims or proceedings. There were no such material matters as of December 31, 2023 and 2022.

Note 15. Restructuring

In November 2022, we initiated a strategic re-prioritization plan designed to reduce operating costs, improve operating margins and shift our focus towards our SaaS offerings, which included a reduction of our global headcount by approximately 17%.

During 2023, we incurred $0.5 million of restructuring charges related to the November 2022 reduction in force of which approximately $0.2 million was for severance related expenses and $0.3 million of cash costs related to marketing event cancellation costs as a result of nonrefundable costs for conferences we did not attend due to the restructuring. The entire remaining restructuring liability of $2.1 million in severance related expenses recorded within the "Accounts payable" line on the consolidated balance sheet as of December 31, 2022 was paid during 2023.

During 2022, we recorded restructuring charges of $4.7 million. Substantially all of these cash charges relate to team member severance and compensation benefits due to the November 2022 reduction in force.

During August 2023, we consolidated our professional services team, which included a reduction of our global headcount by approximately 3%. We recorded restructuring charges of $0.4 million related to this reduction in force for severance related expenses paid. There was no remaining liability related to this restructuring event as of December 31, 2023.

We do not expect to record any material future charges related to these reductions in force.

Note 16. Subsequent Events

Management has evaluated events occurring subsequent to December 31, 2023 through July 31, 2024, the date these consolidated financial statements were available to be issued.

On January, 8 2024, Venafi hired Patrick Dennis as the Company’s new CEO replacing Jeff Hudson, who retired in September, 2023.

On May 19, 2024, Venafi Parent, LP entered into a definitive Agreement and Plan of Merger to sell the entire share capital of the Company to CyberArk Software, Ltd. a cybersecurity software company that helps organizations protect identities and defend against cyber attacks. Completion is subject to various regulatory and anti-trust reviews and approvals.

On July 3, 2024, Venafi used $80.0 million in cash to pay down the term loan.

There were no other subsequent events requiring disclosure.